(GALEY & LORD LOGO)                       P.O. BOX 35528
                                          GREENSBORO, NORTH CAROLINA 27425-0528


                                          CONTACTS:         Arthur C. Wiener
                                                           (212) 465-3000

                                                            Michael R. Harmon
                                                           (910) 665-3037


                             GALEY & LORD ANNOUNCES
                    EARNINGS EXPECTATIONS FOR MARCH QUARTER


Greensboro, N.C., March 14, 1997/PRNewswire - Galey & Lord, Inc. (NYSE:GNL) today announced that although it expects March quarter 1997 sales and earnings to be up significantly from the March quarter 1996 results, that results for March quarter 1997 will likely fall short of the average estimates that stock analysts have currently projected for the Company for March quarter 1997. Mr. Arthur C. Wiener, Chairman and CEO, commented that "earnings per share for March quarter 1997 will likely be near the lower end of the range of $.32 to $.40 per share currently estimated by stock analysts. This decrease in projected earnings is primarily due to manufacturing inefficiencies caused by increasing production rates to maximum levels to meet higher customer demand for our products."

Additionally, Mr. Wiener commented that "our order backlog continues at all-time highs and, in fact, is higher than year-ago orders in every business line." The Company previously reported that the backlog at December 28, 1996 was $167 million, an increase of 84% versus the previous year backlog of $91 million.

Galey & Lord is a leading manufacturer of high-quality woven cotton and cotton-blended apparel fabrics, sold principally to manufacturers of sportswear and commercial uniforms. The Company also manufactures fabrics used in home furnishings, including comforters, bedspreads and curtains. In June 1996, the Company began offering finished garments to its branded apparel customers through G&L Service Company, North America, Inc.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, competitive and economic factors in the textile, apparel and home furnishings markets, raw materials and other costs, weather-related delays, general economic conditions and other risks and uncertainties that may be detailed, from time to time, in Galey & Lord's reports filed with the Securities and Exchange Commission.